                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ORION NETWORK SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    68628K104
                                    ---------
                                 (CUSIP Number)

                              Charles E. Gaba, Esq.
                      British Aerospace North America, Inc.
                          15000 Conference Center Drive
                            Chantilly, Virginia 20151
                                 (703) 227-1510
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 2 of _____ Pages
          ---------



1        Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                  British Aerospace North America, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*           N/A

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,816,001
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            6,816,001

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,816,001

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented By Amount in Row (11)

                           29.31%

14       Type of Reporting Person*

                                            CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 3 of _____ Pages
          ---------



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  British Aerospace Plc

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                                    N\A

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power
  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,816,001
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            6,816,001

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,816,001

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)


                           29.31%

14       Type of Reporting Person*

                                     CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 1 to the original statement of beneficial ownership on Schedule 13D filed by the parties hereto on February 10, 1997 has been prepared to report (i) the receipt by BANA (as hereinafter defined) of 341,106 shares of Common Stock of the Issuer in payment of dividend and interest obligations of the Issuer on Convertible Instruments issued on January 31, 1997,
(ii) the granting of a purchase option by BANA to Loral Space & Communications Ltd. ("Loral") in connection with a proposed merger transaction between Loral Satellite Corporation ("Sub") and the Issuer, (iii) the agreement between Loral and BANA pursuant to which 3,571,429 shares of Issuer Common Stock owned by BANA were released from the Principal Stockholder Agreement and (iv) the sale of 834,225 shares of Issuer Common Stock by BANA. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Persons' original Schedule 13D filing.

Item 2.  Identity and Background

                  Item 2 is hereby amended to read in its entirety as follows:

                  This statement of beneficial ownership interest is being filed by the following persons: (i) British Aerospace North America, Inc. ("BANA"), a Delaware corporation, and (ii) British Aerospace Plc ("PLC"), a company existing under the laws of England and Wales. BANA, formerly known as British Aerospace Holdings, Inc., is a direct, wholly owned subsidiary of PLC.

                  The principal business office and principal business activity of each of the Reporting Persons is as follows:

                  (a)      BANA:
                           15000 Conference Center Drive
                           Chantilly, Virginia 20151

                           Principal Business Activity:

                           Top-tier U.S. holding company for PLC's U.S.
                           interests.

                  (b)      PLC:
                           Warwick House, P.O. Box 87
                           Farnborough Aerospace Centre
                           Farnborough, Hampshire, GU14   6YU, United Kingdom

                           Principal Business Activity:


                           Parent holding company that through its subsidiaries is principally engaged in the defense business (manufacture and sale of military aircraft, guided weapons, ordnance and electronic systems), the commercial aerospace business (design and production of wings for Airbus Industrie jets, manufacture of regional airliners and turboprop aircraft and secondary marketing and servicing of commercial aircraft) and the property development business.

                  Information regarding the executive officers and directors of each of the Reporting Persons is as follows:

                  (a)      Name - Refer to Annex A

                  (b)      Residence or business Address - Refer to Annex A

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                  (c)      Present principal occupation or employment - Refer
                           to Annex A

                  (d)-(e) During the last five years none of the Reporting Persons and none of the directors or executive officers who are identified on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to U.S. federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Citizenship - Refer to Annex A

Item 4.  Purpose of Transaction

                  Item 4 is hereby supplemented as follows:

                  As an inducement for Loral and Sub to enter into an Agreement and Plan of Merger ("Merger Agreement") with the Issuer, BANA agreed to grant Loral and Sub an option exercisable in certain circumstances to purchase all of the shares of Issuer Common Stock held by BANA (including shares of Common Stock underlying the Convertible Instruments held by BANA). BANA has also agreed to vote in favor of the transactions contemplated by the Merger Agreement and to vote against certain actions that may be adverse to the consummation of the proposed merger transaction. BANA has appointed Loral and Sub as its proxy for such purposes. If a merger is consummated pursuant to the terms of the Merger Agreement, BANA will receive shares of common stock in Loral in exchange for its interest in the Issuer. The terms of the option arrangement are set out in a Principal Stockholder Agreement dated October 7, 1997 and as amended and restated as of December 1, 1997 among Loral, Sub, the Issuer and several stockholders of the Issuer, including BANA. The option is not presently exercisable.

                  Pursuant to an agreement dated February 24, 1998 (the "Letter Agreement") BANA, Loral and Sub agreed that the terms and conditions of the Principal Stockholder Agreement would not apply to 3,571,429 Common Shares of the Issuer owned by BANA ("Released Shares") and that BANA would be permitted to sell such Released Shares. As noted below in Item 5(c) BANA sold 834,225 Released Shares on February 25, 1998. Depending upon economic and market conditions and such other considerations as it deems relevant, BANA presently intends to sell some or all of the remaining Released Shares in one or more private resale transactions.

Item 5.  Interest in Securities of the Issuer

                  Items 5(a), (b), and (c), are hereby amended to read as follows:

         (a) BANA owns 1,071,026 shares of Common Stock, 52,636 shares of Series C Stock that as of February 1, 1998 were convertible into 3,007,771 shares of Common Stock and the Debenture. As of February 1, 1998 the Debenture was convertible into 3,571,429 shares of Common Stock. BANA has converted approximately $11,679,164 of the principal amount of the Debenture (originally $50,000,000) in connection with the sale of 834,225 shares of Common Stock. As a result, BANA presently owns or has an immediate right to acquire upon conversion 6,816,001 shares of Common Stock or approximately 29.31% of the total number of shares of Common Stock issued and outstanding, as calculated in accordance with Rule 13d-3(d)(1). As of February 25, 1998 BANA would also be entitled to an additional 34,234 shares of Common Stock of the Issuer, assuming full conversion on that date of each of Convertible Instruments, based upon a conversion price of $14.00 per share with respect to the Debenture and a determination price of $17.50 per share of Issuer Common Stock with respect to the Series C Stock. In addition, W. Anthony Rice, a director of the Issuer, has the options to acquire 20,000

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shares of Common Stock. Mr. Rice is entitled to exercise the options for a price equal to 100% of the fair market value of Common Stock as of the date his options were granted.

                  As a result of its ownership of all of the issued and outstanding shares of BANA, PLC may be deemed to be the indirect beneficial owner of all of the shares of Common Stock and Convertible Instruments owned directly by BANA. Mr. Rice has sole ownership of the option to acquire shares held in his name, and he disclaims beneficial ownership of any Common Stock or Convertible Instruments owned by BANA.

         (b) By reason of its direct ownership of 100% of the voting securities of BANA, PLC may be deemed to share voting and dispositive power over all the shares of Common Stock and Convertible Instruments directly owned by BANA.

         (c) On February 25, 1998 BANA sold 834,225 shares of Common Stock at a net price of $17 5/8 per share. The shares were sold in the market in conformity with the terms of Rule 144. Neither of the Reporting Persons and none of the other persons named in response to Item 2 thereof have purchased any shares of Common Stock of the Issuer during the past sixty days. Pursuant to the terms of the Convertible Instruments on February 1, 1998, BANA was issued an aggregate of 341,106 additional shares of Common Stock by the Issuer, in part as a dividend payment on the Series C Stock and in part as an interest payment on the Debenture.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Item 6 is hereby amended to add the following:

         As noted in Item 4, BANA entered into (i) a Principal Stockholder Agreement with Loral and Sub in order to induce Loral and Sub to enter into the Merger Agreement with the Issuer and (ii) a Letter Agreement with Loral and Sub pursuant to which BANA may sell up to 3,571,429 shares of Common Stock, notwithstanding the terms of the Principal Stockholder Agreement. The following summaries of the material terms of each agreement that relate to the Issuer's securities are qualified by reference to the full text of such agreements, each of which is filed herewith as an exhibit to this statement on Schedule 13D.

         Principal Stockholder Agreement, dated as of October 7, 1997 among Loral, Sub, Issuer and certain stockholders of Issuer, including BANA - As an inducement to Loral and Sub to enter into the Merger Agreement with Issuer, BANA, among certain other stockholders of the Issuer, agreed to grant Loral and Sub an option to purchase all of the shares of Common Stock owned by BANA (including all of the shares of Common Stock into which the Convertible Instruments may be converted). If the option is exercised BANA will receive shares of common stock of Loral with a value of $17.50 per share of Issuer Common Stock owned by BANA (subject to adjustment if Loral common stock trades either above or below a target range during a specified determination period). This option will terminate no later than June 30, 1998 and may terminate earlier in certain circumstances, including upon the effectiveness of any merger of Sub and the Issuer. Loral's ability to exercise this option is contingent upon the occurrence of one or more of the following events (none of which has occurred to date): (i) the board of directors of the Issuer modifies or withdraws its approval of the Merger Agreement in a manner adverse to Loral, (ii) stockholder approval of the Merger Agreement is not obtained at a meeting of the stockholders of the Issuer and there is a third party acquisition proposal pending at the time of such negative vote, (iii) the Issuer enters into an agreement with any person other than Loral or its affiliates to sell 20% or more of the Issuer's voting securities or 20% or more of the assets of the Issuer or its subsidiaries, or (iv) any person (other than Loral or its affiliates) shall have commenced or filed a registration statement for a tender or exchange offer for, or shall have acquired the right to purchase, securities representing 35% or more of the voting power of the Issuer. Under the Principal Stockholders Agreement each of the stockholders signatory thereto, including BANA agrees not to sell, transfer, pledge, or otherwise dispose of the shares owned by such stockholder (except pursuant to the agreement) and agrees not to acquire any additional shares in the Issuer (except pursuant to the Issuer's stock purchase plan or pursuant to the terms of outstanding convertible instruments) without the prior written consent of Loral. As noted above in Item 4, pursuant to the terms of the Principal Stockholders Agreement, BANA has agreed to vote in favor of the transactions contemplated by the Merger Agreement, to vote against certain actions that may be adverse to the consummation of the proposed merger transaction, and has appointed Loral and Sub as its proxy for such purpose. The Principal Stockholders Agreement was executed as of October 7, 1997 and was amended and restated as of December 1, 1997 solely for the purpose of properly identifying the parties to the agreement.

         Letter Agreement, dated February 24, 1998 among Loral, Sub and BANA - The Letter Agreement releases 3,571,429 shares of Common Stock of the Issuer owned by BANA from the terms of the Principal Stockholder Agreement, allowing BANA to sell such Released Shares. Under the terms of the Letter Agreement BANA may sell the Released Shares in registered sales, Rule 144 transactions, to qualified institutional buyers and in exempt private resale transactions to persons and groups who own less than 5% of the voting securities of the Issuer. BANA may not sell any Released Shares anytime after Loral exercises its option under the Principal Stockholder Agreement. The Letter Agreement also provides (i) for BANA to vote any Released Shares it owns at the time of the vote on the merger in favor of the merger and (ii) for any then unsold Released Shares to be disposed of in accordance with the terms of the merger.

Item 7.  Materials to be filed as Exhibits

         Item 7 is amended to include the following:

                  10. Principal Stockholder Agreement dated October 7, 1997 among Loral Space & Communications Ltd., Loral Satellite Corporation, Orion Network Systems, Inc. and certain stockholders of Orion Network Systems, Inc., including BANA (formerly known as British Aerospace Holdings, Inc.).

                  11. Letter Agreement dated February 24, 1998 among Loral Space and Communications Ltd., Loral Satellite Corporation and BANA.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 26, 1998

                                           BRITISH AEROSPACE NORTH AMERICA, INC.

                                           By:    /s/ Charles E. Gaba
                                                  -----------------------------
                                           Name:  Charles E. Gaba
                                           Title: Vice President

                                           BRITISH AEROSPACE Plc

                                           By:    /s/ David Parkes
                                                  -----------------------------
                                           Name:  David Parkes
                                           Title: Assistant Secretary

                                     ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

BRITISH AEROSPACE PLC
---------------------
NON-EXECUTIVE DIRECTORS
-----------------------

================================================================================
Name and Title; Principal                Address                   Citizenship
    Occupation
--------------------------------------------------------------------------------
Mr. Robert Bauman                 P.O. Box 87                         U.S.
Chairman                          Farnborough Aerospace Centre
                                  Farnborough, Hants GU14 6YU
                                  England
--------------------------------------------------------------------------------
Sir Robin Adair Biggam            33 Foley Street                     U.K.
Director;                         London, England W1P 7LB
Chairman
Independent Television
Commission
--------------------------------------------------------------------------------
Lord Hesketh                      33 Cork Street                      U.K.
(Thomas Alexander)                5th Floor
Director                          London, England W1X 1HB
--------------------------------------------------------------------------------
Mr. Keith Clark Brown             25 Cabot Square                     U.K.
Director;                         Canary Wharf
Managing Director                 London, England B14 4QA
Morgan Stanley International
--------------------------------------------------------------------------------
Sir Ronald Clause Hampel          9 Millbank                          U.K.
Director;                         London, England  SW1P 3JF
Executive Chairman
I.C.I. Plc
================================================================================

BRITISH AEROSPACE PLC
---------------------
EXECUTIVE DIRECTORS
-------------------

================================================================================
Name and Title; Principal           Address                    Citizenship
    Occupation
--------------------------------------------------------------------------------
Sir Richard Evans             P.O. Box 87                          U.K.
Executive Director            Farnborough Aerospace Centre
and Chief Executive           Farnborough, Hants GU14 6YU
                              England
--------------------------------------------------------------------------------
Mr. Michael Turner            P.O. Box 87                          U.K.
Executive Director and        Farnborough Aerospace Centre
Group Managing Director       Farnborough, Hants GU14 6YU
                              England
--------------------------------------------------------------------------------
Mr. Richard Lapthorne         P.O. Box 87                          U.K.
Executive Director and        Farnborough Aerospace Centre
Finance Director              Farnborough, Hants GU14 6YU
                              England
--------------------------------------------------------------------------------
Mr. John Weston               P.O. Box 87                          U.K.
Executive Director and        Farnborough Aerospace Centre
Group Managing Director       Farnborough, Hants GU14 6YU
                              England
================================================================================

BRITISH AEROSPACE PLC
---------------------
EXECUTIVE OFFICERS
------------------

================================================================================
Name and Title; Principal     Address                       Citizenship
      Occupation
--------------------------------------------------------------------------------
Stuart Carroll, Esq.       P.O. Box 87                           U.K.
Secretary                  Farnborough Aerospace Centre
                           Farnborough, Hants GU14 6YU
                           England
--------------------------------------------------------------------------------
Mr. David Brent            P.O. Box 87                           U.K.
Treasurer                  Farnborough Aerospace Centre
                           Farnborough, Hants GU14 6YU
                           England

================================================================================

BRITISH AEROSPACE NORTH AMERICA, INC.
-------------------------------------
DIRECTORS
---------

================================================================================
Name and Title; Principal              Address               Citizenship
     Occupation
--------------------------------------------------------------------------------
Mr. Robert Leonard Kirk       1101 Wilson Boulevard              U.S.
Chairman;                     Suite 1200
British Aerospace North       Arlington, Virginia  22209
America, Inc.
--------------------------------------------------------------------------------
Sir Richard Evans             P.O. Box 87                        U.K.
Director;                     Farnborough Aerospace Centre
Executive Director            Farnborough, Hants GU14 6YU
British Aerospace Plc         England
--------------------------------------------------------------------------------
Mr. Samuel L. Higginbottom    One Alhambra Plaza                 U.S.
Director;                     Suite 1115
Chairman and CEO (retired)    Coral Gables, Florida  33134
Rolls Royce, Inc.

--------------------------------------------------------------------------------
Mr. Michael Raoul-Duval       17 Wilderness Gale                 U.S.
Director;                     Sante Fe, New Mexico  87501
Investment Banker
================================================================================

BRITISH AEROSPACE NORTH AMERICA, INC.
-------------------------------------
OFFICERS
--------

================================================================================
Name and Title; Principal             Address                 Citizenship
    Occupation
--------------------------------------------------------------------------------
Paul L. Harris                15000 Conference Center Drive      U.S.
Senior Vice President &       Conference Center Drive
General  Manager              Chantilly, Virginia  20151
British Aerospace North
America, Inc.
--------------------------------------------------------------------------------
Charles E. Gaba               15000 Conference Center Drive      U.S.
Vice President, General       Conference Center Drive
Counsel & Secretary           Chantilly, Virginia  20151

British Aerospace North
America, Inc.
--------------------------------------------------------------------------------
Richard E. Wise               1101 Wilson Boulevard              U.K.
Vice President - Government   Suite 1200
Programs                      Arlington, Virginia  22209
British Aerospace North
America, Inc.
--------------------------------------------------------------------------------
David P. Loose                15000 Conference Center Drive      U.S.
Treasurer                     Conference Center Drive
British Aerospace North       Chantilly, Virginia  20151
America, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Patricia L. Maskell           15000 Conference Center Drive      U.S.
Assistant Secretary           Conference Center Drive
British Aerospace North       Chantilly, Virginia  20151
America, Inc.
================================================================================

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                                  EXHIBIT INDEX

EXHIBIT                              TITLE
NO.

10. Principal Stockholder Agreement, dated October 7, 1997, as amended December 1, 1997 among Loral Space & Communications Ltd., Loral Satellite Corporation, Orion Network Systems, Inc. and certain stockholders of Orion Network Systems, Inc., including British Aerospace North America, Inc. (formerly known as British Aerospace Holdings, Inc.)

11. Letter Agreement dated February 24, 1998 among Loral Space and Communications Ltd., Loral Satellite Corporations and British Aerospace North America, Inc.